Exhibit 4.9

OVERVIEW OF EXECUTIVE LEADERSHIP COMPENSATION

1.	Executive Leadership Compensation at Infosys

Our Executive Leadership Compensation follows the concept of Total Rewards which comprise three primary components of Base Pay, Performance Bonus and Stock Incentives, where a significant portion of rewards are in the form of stock incentives, in order to align with interest of the shareholders.

Executive Leadership (also called “Executives”) are the Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents, Group General Counsel & Chief Compliance Officer and Group Head- HRD and are named below.

Executive	Position
Mr. Salil Parekh	Chief Executive Officer and Managing Director
Mr. U.B. Pravin Rao	Chief Operating Officer and Whole-time Director
Mr. M.D. Ranganath	Chief Financial Officer
Mr. Ravi Kumar S.	President and Deputy Chief Operating Officer
Mr. Mohit Joshi	President
Ms. Inderpreet Sawhney	Group General Counsel & Chief Compliance Officer
Mr. Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute

2.	Nomination and Remuneration Committee of the Board

The Nomination and Remuneration Committee of the Board (henceforth referred to as NRC) acts on behalf of the Board on matters relating to the compensation of Directors and other Executives. It makes recommendations for changes to the compensation structure, and within the limits approved by the shareholders, as may be applicable.

The shareholders approve the overall compensation structure for all whole-time directors.

3.	Key Aspects of Executive Compensation Policy

a.	Key Objectives:

The Company’s executive pay programs support our Executive Compensation philosophy which aims to:

•	Attract and retain the world’s best executive talent in order to achieve superior results;
•	Create a performance-oriented culture by rewarding performance on comprehensive goals, which include financial, strategic and operational goals; and
•	Emphasize sustainable, long-term shareholder value creation through the use of performance-oriented stock-based incentives.

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b.	Primary Pay Components of the Executives’ Compensation

In support of the above key objectives, the Company’s Executive pay program has been designed around three primary pay components: Base/Fixed Pay, Performance Bonus and Stock Incentives. These three components together constitute the “Total Rewards” of the Executive.

•	Base/Fixed pay: The fixed cash component is guaranteed pay, and paid periodically.
•	Performance Bonus: Cash bonus, payable on the achievement KPIs as established by the NRC.
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Stock Incentives: Stock or Equity based incentives can be either time based or performance based equity grants. Time based stock incentives, in the form of Restricted Stock Units (RSUs), are vested based on continuation of service of the Executives. Performance based stock incentives are generally granted annually, in the form of Stock Options and/or RSUs, upon the achievement of Company and individual goals. Such stock incentives generally vest in three (3) or four (4) equal annual installments or cliff vest after a period of time, based on performance criteria decided from time to time and are exercisable within the period as approved by the NRC. The stock incentives are governed by the 2015 Stock Incentive Compensation Plan approved by the shareholders.

Occasionally, the NRC may approve a special or one-time stock based incentives to be granted or vested on the achievement of extraordinary performance goals. One-time equity grants may also be issued to new hires in Executive roles, to meet specific compensation expectations, and these grants may be with special vesting conditions.

The Company aims to ensure that executive pay is reflective of market pay, consisting of a mix of base/fixed pay, performance bonus and stock incentives.

c.	Executive Compensation Fitment and Benchmarking

Infosys Executive compensation is generally aimed towards meeting the market median of total compensation benchmarked amongst the chosen peer group, adjusted as needed to reflect considerations for internal equity, consistency and overall affordability.

Target pay mix is established for senior executive levels with over 50 % of pay in the form of stock incentives and performance bonus and between 30 to 50 % of their total rewards are targeted to be delivered in the form of stock incentives, when supported by Company performance.

d.	Compensation Practices

The highlights of our current compensation practices for our Executives are as below:

•	Use appropriate peer groups when establishing compensation for a particular Executive role
•	Align Executive pay with shareholder value through performance-based Stock incentives
•	Retain Executives through multi-year vesting of Stock Incentives

e.	Pay for Performance

Consistent with the Company’s Executive Compensation philosophy, a significant portion of Executives’ pay is performance-based and ‘at-risk’.

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i.	Performance Bonus

The Executive’s performance bonus is linked to the achievement of Company and individual goals. For CEO, the goals mirror the Company targets consisting of revenue growth, operating margin % and organization development goals. For other Executives, performance bonus is linked to the achievement of Company goals of revenue and operating margin%, along with components of individual goals. These individual goals are linked to the Company’s business targets as set by the management and reviewed by the NRC. Adjustments may be made to the payout rate based on the recommendations from the CEO and approved by the NRC.

ii.	Stock Incentives

Stock incentive grants are dependent upon the achievement of Company and individual KPIs. At defined target Company performance, the grants are made at 100%. This is further indexed to the Company stock grant budget pool derived from the Company’s overall performance and affordability and can be adjusted for individual performance. Stock incentives may not be granted if the Company’s performance is below a specific threshold, as determined by the NRC from time to time.

The CEO is eligible to receive an annual Performance Equity grant, the numbers of shares that will vest under each annual performance equity grant shall be calculated upon the CEO’s successful completion of each of his three (3) full fiscal years with the Company and is subject to the Company’s achievement of certain milestones as determined by the Board (or its committee), from time to time in consultation with the CEO; and any Shares that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The milestones will include Company’s performance on total Shareholder Return, Quality of Revenue and Organizational Capability building, as determined by the Board (or its committee) in its sole discretion for the said three-year period.

f.	KPIs Linked to Performance Bonus for Executives

The KPIs for Executives comprises both Company goals and individual KPI goals which are reviewed annually by the NRC.

Executive	Performance metrics
Mr. Salil Parekh	Revenue growth, Operating margin % and Organization Development Goals

The KPIs for other Executives are a combination of Company goals and individual goals.

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For the components of individual performance metrics FY’19 please see table below.

Executive	Company performance metrics	Individual performance metrics
Mr. U.B. Pravin Rao	Revenue growth, Operating margin % and Digital Revenue Growth	New Capability Development, Revenue Forecasting and Operational Efficiency
Mr. M.D. Ranganath		Cash generated from Operations and Return on Equity
Mr. Ravi Kumar S		Fulfillment of US Talent Model and meeting Financial Plan of Consulting
Mr. Mohit Joshi		Revenue & Margin for respective industry segment and Sales Effectiveness
Ms. Inderpreet Sawhney		Strengthening Compliance and Support Board Governance
Mr. Krishnamurthy Shankar		Talent effectiveness (people retention, ESAT)

Note: Individual KPI’s could change based on NRC approval.

g.	Additional Executive Compensation practices and Employment agreements

In addition to the primary pay components, the Company provides competitive health and welfare oriented benefits and perquisites. These benefits are designed to protect the financial and physical well-being of employees and allow them to plan for their own retirement. In general, these benefits do not constitute a significant portion of Executive compensation.

NRC aims to ensure that the Company’s interests are protected through appropriate executive obligations including non-disclosure, non-compete and non-solicitation agreements. Further, the Company has adopted a recoupment policy under which any incentive compensation paid or payable to Executives (including any bonus pay and equity awards) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the applicable laws, government regulations and stock exchange requirements.

With respect to the employment agreement with our Executive Directors, the agreement with Mr. Salil Parekh was signed effective January 02, 2018. The executive agreement can be accessed at https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf. The agreement with Mr. U. B. Pravin Rao was signed effective November 01, 2016 and can be accessed at https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2017.pdf.

The details of compensation relating to fiscal 2018 for Executives is given in the Annexure 3 of the Infosys Annual Report 2017 – 18.

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